Exhibit 99.1

Press Release

iKang Announces Two Acquisitions in Tianjin to Continue Its Nationwide Network Expansion

BEIJING, March 3, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq:KANG), today announced that it had completed the acquisitions of Tianjin Hexi Kangmeng Hezhong Clinic Co., Ltd. and Tianjin Hedong District REMAHO Clinic Co., Ltd., which were set up in 2008 and 2009, respectively. Each of them operates a well-established medical center in Tianjin which provides medical examination services. After the acquisitions, iKang’s nationwide network has expanded to include 56 self-owned medical centers in operation across China.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the acquisitions. “Tianjin is one of our key target cities. The two new medical centers will be integrated into our solid nationwide network, expanding our self-owned medical centers in Tianjin from one to three. The acquisitions allow iKang to continue leading the industry while expanding our product and service offerings in Tianjin and further consolidate our leading position in second and third tier cities in China.”

He continued, “The acquisitions also amplify our commitment to expand and strengthen our leadership position as the largest player in the preventive healthcare services market in China. I strongly believe the addition of the talented medical and service teams in these centers also further enhances our best-in-class brand reputation and I look forward to welcoming the teams to the iKang family.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 12.3% of market share in terms of revenue in 2013.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company delivered its services to approximately 2.7 million individuals across China.

As of November 19, 2014, iKang’s nationwide network consisted of 53 self-owned medical centers covering 16 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Shenyang and Changzhou, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 300 third-party service provider facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

CONTACT: IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 6688

Email: IR@iKang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com